SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 1999

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___ to ___

Commission file number 1-35

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company

3135 Easton Turnpike, Fairfield, Connecticut 06431

Required Information

A. Financial Statements and Schedules:		Page

Independent Auditors' Report		3

Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998		4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1999 and 1998		5

Notes to Financial Statements		6-10

Schedule I: Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes - Assets Held at the End of the Plan Year		11-18

Schedule II: Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions		19

B. Exhibits

23	Consent of Independent Auditors

99(a)	GE S&S Program Mutual Funds 1999 Annual Report

99(b)	GE Institutional International Equity Fund 1999 Annual Report

Signatures

           The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program (Name of Plan)

June 12, 2000	/s/ Philip D. Ameen
Date	Philip D. Ameen Vice President and Comptroller


                         GE SAVINGS AND SECURITY PROGRAM

                 Financial Statements and Supplemental Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)


                         GE SAVINGS AND SECURITY PROGRAM

                           December 31, 1999 and 1998

                                Table of Contents

                                                                         Page
                                                                       Number(s)
                                                                       ---------

Independent Auditors' Report                                                3

Statements of Net Assets Available for Plan
    Benefits as of December 31, 1999 and 1998                               4

Statements of Changes in Net Assets Available for
    Plan Benefits for the Years Ended December 31, 1999 and 1998            5

Notes to Financial Statements                                              6-10

Schedule I: Form 5500, Schedule H, Line 4i - Schedule
     of Assets Held for Investment Purposes
     - Assets Held at the End of the Plan Year                            11-18

Schedule II: Form 5500, Schedule H, Line 4j - Schedule
     of Reportable Transactions                                             19


INDEPENDENT AUDITORS' REPORT

General Electric Company, as administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the "Plan") as of December 31, 1999
and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 21, 2000


                         GE SAVINGS AND SECURITY PROGRAM

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998

                                 (in thousands)

                                                              1999          1998
                                                       -----------   -----------
ASSETS
------
Investments at fair value (Cost: $15,126,153 and
     $12,642,406, respectively) (note 3)               $32,319,261   $24,204,883
Accrued dividends and interest                              68,741        63,306
                                                       -----------   -----------
              Total assets                              32,388,002    24,268,189
                                                       -----------   -----------
LIABILITIES
-----------
Liability for collateral deposits (note 3)                   5,540          --
Other liabilities                                           53,108        29,932
                                                       -----------   -----------
              Total liabilities                             58,648        29,932
                                                       -----------   -----------
Net assets available for plan benefits                 $32,329,354   $24,238,257
                                                       ===========   ===========

See accompanying notes to financial statements.


                         GE SAVINGS AND SECURITY PROGRAM

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 1999 and 1998

                                 (in thousands)

                                                              1999         1998
                                                       -----------  -----------

Additions to net assets attributed to:
     Investment income:
         Net realized and unrealized appreciation
              in value of investments                  $ 8,274,493  $ 4,960,118

         Interest and dividend income:
              General Electric Company common stock        235,656      214,260
              Registered investment companies              726,036      479,882
              Interest                                     159,178      144,142
                                                       -----------  -----------
                                                         9,395,363    5,798,402
                                                       -----------  -----------
     Contributions:
         Employee                                          682,878      628,390
         Employer                                          228,840      211,218
                                                       -----------  -----------
                                                           911,718      839,608
                                                       -----------  -----------
                  Total additions                       10,307,081    6,638,010
Deductions from net assets attributed to:
     Participant withdrawals                            (2,215,984)  (1,467,707)
                                                       -----------  -----------
         Net increase                                    8,091,097    5,170,303

Net assets available for plan benefits:
     Beginning of year                                  24,238,257   19,067,954
                                                       -----------  -----------
     End of year                                       $32,329,354  $24,238,257
                                                       ===========  ===========

See accompanying notes to financial statements.


                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)    Description of the Plan
       -----------------------
       GE Savings and Security Program (the "Plan") is a defined contribution plan sponsored by General Electric Company (the "Company"). The Plan is
       subject to applicable provisions of the Employee Retirement Income
       Security Act of 1974 ("ERISA"). The Trustees of the Plan are officers of
       GE Asset Management Incorporated (GEAM) successor by merger to General
       Electric Investment Corporation, a wholly owned subsidiary of General
       Electric Company. GEAM is investment advisor to the Plan and provides investment management services, except for the investments in General
       Electric Company common stock and United States Savings Bonds. State
       Street Bank and Trust Company and The Bank of New York are the primary custodians for Plan assets.

       The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE
       Savings and Security Program document (the "Plan Document"). Information concerning the Plan, including benefits, vesting provisions and effects of plan termination is included in plan handbooks and other material distributed to participants.

       Employee Contributions and Investment Funds
       -------------------------------------------
       Eligible employees of the Company and its participating affiliates may participate in the Plan by investing a portion of their earnings
       (generally up to 7% with employer partial matching and an additional 10%
       without any employer matching) in one or more of the following funds or investments generally through a trust established to administer the investment of program funds:

       (a)    General Electric Company common stock (the "GE Stock Fund" or "GE common stock").

       (b)    S&S Long Term Interest Fund (the "LT Fund") -- consists primarily of investments in long and medium-term bonds and short-term notes through a registered investment company.

       (c)    S&S Program Mutual Fund (the "Mutual Fund") -- consists primarily of investments in common stock through a registered investment company.

       (d)    GE Institutional International Equity Fund (the "INT Fund") --
              consists primarily of investments in equity securities of
              non-domestic corporations through a registered investment company.

       (e)    S&S Short Term Interest Fund (the "ST Fund")-- consists primarily of investments in securities of the U.S. government and its agencies and corporate bonds.

       (f)    S&S Money Market Fund (the "MM Fund") -- consists of investments in short-term money market instruments.

       (g)    United States Savings Bonds ("U.S. Bond Fund")-- consists of individual participants' investments in U.S. Savings Bonds.
              Pending accumulation of sufficient individual funds, investments are made in short-term money market instruments. Only participant after-tax contributions may be invested in the U.S. Bond Fund.

                                                                     (continued)


                        GE SAVINGS AND SECURITY PROGRAM

                    Notes to Financial Statements, continued

       Participants may elect, up to twelve times a year, to switch their investment in an investment fund (in increments of 10%) to another investment fund or split the amount equally between two other investment funds. The U.S. Bond Fund does not accept switches from other investment funds and U.S. Savings Bonds purchased with after-tax contributions after
       1988 cannot be switched to another investment.

       The Internal Revenue Code sets out maximum limits on participant pre-tax contributions. The limit was $10,000 for 1999 and 1998.

       Employer Contributions
       ----------------------
       The Plan generally provides for employer matching contributions of 50% of employees' contributions of up to 7% of their earnings which may be invested at the election of the participant in any one of the investment funds except for the U.S. Bond Fund.

       Rollovers and Transfers from Other Qualified Plans
       --------------------------------------------------
       Subject to Company approval, participants may elect to roll over amounts from other qualified plans or arrangements in accordance with the
       Internal Revenue Code. For the years ended December 31, 1999 and 1998, transfers from other qualified plans accounted for $51.9 million and
       $54.1 million, respectively, which are shown as employee contributions in the statements of changes in net assets available for plan benefits.

       Withdrawals
       -----------
       Subject to certain limitations prescribed by the Plan and the Internal
       Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments and currently employed participants may make up to seven withdrawals per year or certain hardship withdrawals from their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500 each.

       Loans to Participants
       ---------------------
       The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain
       Internal Revenue Code and Plan limits, such loans cannot exceed 50% of the participant's available account value, as defined in the Plan
       Document (or, if less, $50,000 adjusted for prior loans). The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, as published by Moody's Investors
       Service.

       A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

       Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

       In the event of a loan default, as defined by the Internal Revenue
       Service, the Plan will report the amount of the loan principal and accrued interest as a withdrawal.

                                                                     (continued)


                        GE SAVINGS AND SECURITY PROGRAM

                    Notes to Financial Statements, continued

       Vesting
       -------
       Participants are fully vested in their employee and employer contributions.

       Plan Termination and Amendment
       ------------------------------
       Although the Company has not expressed any intent to do so, it has the right under the Plan (subject to applicable contractual requirements) to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan (subject to applicable contractual requirements) to amend or replace it for any reason.

       Administrative Costs
       --------------------
       Direct administrative costs of the Plan are generally borne by the
       Company.

(2)    Summary of Significant Accounting Policies
       ------------------------------------------

       (a)    Basis of Accounting
              -------------------
              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    Investments
              -----------
              Plan investments are stated at fair value. General Electric
              Company common stock is valued at the New York Stock Exchange
              Composite Transactions closing price. Investments in registered investment companies are valued at the closing price on NASDAQ.
              Long-term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are valued at current quoted market prices. Loans to participants bear interest at market rates and cost plus accrued interest approximates fair value. Short-term money market instruments, U.S. government, agency and corporate notes are valued at amortized cost, which approximates fair value.
              U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

              Investment transactions are recorded on a trade date basis.
              Dividends on General Electric Company common stock are recorded as of the record date. Interest income is earned from settlement date and recognized on the accrual basis.

              The LT Fund may use various financial instruments, particularly forward foreign currency contracts, options, and futures, commonly referred to as derivatives, to manage its risk. The LT Fund does not engage in market-making or other speculative activities in the derivatives markets. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the LT Fund which are distributed annually to participants.

       (c)    New Accounting Pronouncement
              ----------------------------
              Effective for the year ended December 31, 1999, the Plan adopted the provisions of Statement of Position (SOP) 99-3, "ACCOUNTING
              FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS

                                                                     (continued)


                        GE SAVINGS AND SECURITY PROGRAM

                    Notes to Financial Statements, continued

              AND OTHER DISCLOSURE MATTERS." The impact of this SOP on the
              Plan's financial statements was the elimination of certain disclosures related to participant-directed investments.

       (d)    Management Estimates and Assumptions
              ------------------------------------
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

       (e)    Reclassifications
              -----------------
              Certain prior year amounts have been reclassified to conform to current year presentation.

(3)    Investments
       -----------
       The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31,
       1999 and 1998:

                                                                   Fair Value
                                                                   ----------
                                                                 (in thousands)
       1999
       ----
       GE common stock                       155,601,353 shares   $24,079,309
       S&S Long Term Interest Fund           170,667,974 shares     1,826,147
       S&S Program Mutual Fund               52,926,454 shares      2,887,138

       1998
       ----
       GE common stock                       163,011,314 shares   $16,627,154
       S&S Long Term Interest Fund           185,191,643 shares     2,135,262
       S&S Program Mutual Fund               43,514,903 shares      2,499,060

       The ST Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, the ST Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. The ST Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned.
       The ST Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $5.5 million and zero at December 31, 1999 and 1998, respectively. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan's financial statements.

       Audited financial statements of the LT Fund, the Mutual Fund and the INT
       Fund are distributed annually to participants.

                                                                     (continued)

                                       10

                         GE SAVINGS AND SECURITY PROGRAM

                    Notes to Financial Statements, continued

 (4)   Loans to Participants
       ---------------------
       The following table summarizes the changes in loans to participants.

                                                         Year Ended December 31
                                                         ----------------------
                                                              1999         1998
                                                         ---------    ---------
                                                               (in thousands)

        Loan balance - beginning of year                 $ 428,467    $ 411,689

        Loans made                                         209,071      212,084

        Less: Loan repayments

                - Reinvestments                           (185,971)    (182,485)
                - Withdrawals                              (13,999)     (12,821)
                                                         ---------    ---------

        Loan balance - end of year                       $ 437,568    $ 428,467
                                                         =========    =========

(5)    Tax Status
       ----------
       The Internal Revenue Service has determined and informed the Company by a letter dated September 2, 1998, that the Plan is qualified under the appropriate sections of the Internal Revenue Code.

       The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the
       Plan.

(6)    General Electric Company Common Stock
       -------------------------------------
       The Plan holds shares of General Electric Company common stock and records dividend income, net realized gains on sale and net unrealized appreciation in the value of these securities. Such net realized gains and net unrealized appreciation were $8.5 billion and $4.8 billion for the years ended December 31, 1999 and 1998, respectively.

                                       11

                                                                      Schedule I
                         GE SAVINGS AND SECURITY PROGRAM

            Form 5500, Schedule H, Line 4i - Schedule of Assets Held
                              for Investment Purposes
                     Assets Held at the End of the Plan Year

Description
-----------
Employer Securities                                                    Cost            Market
-------------------                                                    ----            ------
CORPORATE STOCKS - COMMON
     GENERAL ELECTRIC COMPANY (155,601,353 shares)                $7,109,290,232   $24,079,309,397
                                                                  --------------   ---------------
Shares of Registered Investment Companies

S&S LONG TERM INTEREST FUND (170,667,974 shares)                   1,937,495,748     1,826,147,320

S&S PROGRAM MUTUAL FUND (52,926,454 shares)                        2,618,587,227     2,887,138,150

GE INSTITUTIONAL - INTERNATIONAL EQUITY FUND (8,916,686 shares)      117,251,488       130,986,106
                                                                  --------------   ---------------
     Total Registered Investment Companies                         4,673,334,463     4,844,271,576
                                                                  --------------   ---------------

See accompanying notes to Schedule of Assets on page 18.

                                                                     (continued)

                                       12
                                                                      Schedule I

                         GE SAVINGS AND SECURITY PROGRAM

            Form 5500, Schedule H, Line 4i - Schedule of Assets Held
                       for Investment Purposes, continued
                     Assets Held at the End of the Plan Year

Description
-----------                                    Rate of
                                               Interest  Maturity         Cost           Market
                                               --------  --------         ----           ------

U.S. Government and Agency Debt Obligations
-------------------------------------------
FEDERAL NATIONAL MORTGAGE ASSOCIATION           5.620%  04/17/2000     $78,037,183    $ 78,037,183 (a)
FEDERAL HOME LOAN BANK                          5.640%  02/23/2000      74,078,071      74,078,071 (a)
FEDERAL NATIONAL MORTGAGE ASSOC                 5.625%  03/15/2001      70,218,451      68,998,910
UNITED STATES TREASURY NOTES                    5.875%  10/31/2001      68,461,126      67,922,813
FEDERAL HOME LOAN BANK                          5.550%  02/04/2000      66,653,238      66,653,238 (a)
FEDERAL HOME LOAN MORTGAGE CORP                 5.350%  01/21/2000      54,739,101      54,739,101 (a)
FEDERAL HOME LOAN BANK                          5.750%  04/12/2000      52,161,319      52,161,319
FEDERAL HOME LOAN BANK                          6.000%  11/15/2001      50,722,485      50,426,987
FEDERAL NATIONAL MORTGAGE ASSOCIATION           5.750%  04/10/2000      50,334,096      50,334,096 (a)
FEDERAL HOME LOAN BANK                          5.600%  02/25/2000      49,584,063      49,584,063 (a)
UNITED STATES TREASURY NOTES                    5.625%  09/30/2001      47,688,894      47,322,000
FEDERAL HOME LOAN BANK                          5.250%  04/25/2002      39,351,821      38,308,680
UNITED STATES TREASURY NOTES                    6.625%  03/31/2002      37,253,892      36,520,182
UNITED STATES TREASURY NOTES                    5.875%  06/30/2000      34,314,299      34,314,299
UNITED STATES TREASURY NOTES                    5.875%  09/30/2002      34,145,348      33,110,148
UNITED STATES TREASURY NOTES                    6.250%  05/31/2000      32,385,011      32,385,011
UNITED STATES TREASURY NOTES                    5.750%  06/30/2001      32,375,652      32,092,957
UNITED STATES TREASURY NOTES                    4.875%  03/31/2001      29,674,391      29,255,309
FEDERAL NATIONAL MORTGAGE ASSOC                 9.000%  03/01/2011      25,331,710      25,044,366
FEDERAL HOME LOAN BANK                          5.640%  05/05/2000      24,690,197      24,690,197 (a)
FEDERAL NATIONAL MORTGAGE ASSOCIATION           5.670%  01/21/2000      23,917,558      23,917,558 (a)
FEDERAL FARM CREDIT BANK                        5.580%  02/22/2000      21,422,647      21,422,647 (a)
UNITED STATES TREASURY NOTES                    5.500%  03/31/2000      20,419,435      20,419,435
UNITED STATES TREASURY NOTES                    6.500%  05/31/2002      20,485,119      20,096,800
GOVERNMENT NATIONAL MORTGAGE ASSOC              9.500%  12/15/2009      16,297,614      16,127,454
UNITED STATES TREASURY NOTES                    5.750%  11/30/2002      15,772,580      15,407,292
GOVERNMENT NATIONAL MORTGAGE ASSOC              9.000%  12/15/2009      15,576,430      15,161,528
FEDERAL HOME LOAN BANK                          5.625%  03/19/2001      15,347,747      14,991,629
GOVERNMENT NATIONAL MORTGAGE ASSOC              9.000%  08/15/2009      13,499,079      13,306,164
FEDERAL HOME LOAN BANK                          5.590%  03/15/2000      12,804,125      12,804,125 (a)
FEDERAL AGRICULTURAL MORTGAGE CORP              5.650%  01/18/2000      11,923,555      11,923,555 (a)
FEDERAL NATIONAL MORTGAGE ASSOC                 9.000%  08/01/2010      11,630,845      11,473,394
FEDERAL NATIONAL MORTGAGE ASSOC. REMIC          6.171%  05/25/2014      11,255,377      10,810,902
UNITED STATES TREASURY NOTES                    5.500%  07/31/2001       9,432,250       9,348,129
FEDERAL NATIONAL MORTGAGE ASSOC                 6.590%  09/01/2002       9,191,114       9,110,692
FED HOME LOAN MORTGAGE CORP                     8.000%  08/01/2003       6,860,766       6,733,432

See accompanying notes to Schedule of Assets on page 18.

                                                                     (continued)

                                       13
                                                                      Schedule I

                        GE SAVINGS AND SECURITY PROGRAM

            Form 5500, Schedule H, Line 4i - Schedule of Assets Held
                       for Investment Purposes, continued
                     Assets Held at the End of the Plan Year

Description
-----------                                    Rate of
                                               Interest  Maturity         Cost           Market
                                               --------  --------         ----           ------
U.S. Government and Agency Debt Obligations (continued)
-------------------------------------------------------
FED HOME LOAN MORTGAGE CORP                     5.929%  05/25/2006      $6,812,313      $6,728,921
FEDERAL HOME LOAN MORTGAGE CORP                 5.320%  01/27/2000       5,678,676       5,678,676 (a)
FEDERAL HOME LOAN MORTGAGE CORP                 5.370%  04/13/2000       5,516,524       5,516,524 (a)
UNITED STATES TREASURY NOTES                    5.875%  11/30/2001       5,428,002       5,410,098
FEDERAL NATIONAL MORTGAGE ASSOCIATION           5.680%  02/07/2000       3,977,081       3,977,081 (a)
FEDERAL NATIONAL MORTGAGE ASSOC                 7.110%  11/17/2006       2,744,841       2,733,507
GOVERNMENT NATIONAL MORTGAGE ASSOC              9.500%  12/15/2009       2,646,457       2,619,192
GOVERNMENT NATIONAL MORTGAGE ASSOC              9.500%  12/15/2009       2,575,653       2,549,130
UNITED STATES TREASURY NOTES                    5.250%  05/31/2001       1,261,215       1,246,821
FED HOME LOAN MORTGAGE CORP                     7.500%  12/01/2006       1,063,981       1,026,194
FEDERAL NATIONAL MORTGAGE ASSOC                 6.554%  09/17/2004       1,027,940       1,026,030
FED HOME LOAN MORTGAGE CORP                     6.000%  12/01/2008         584,278         585,923
FEDERAL NATIONAL MORTGAGE ASSOC                 7.000%  06/18/2020         430,828         430,154
FEDERAL HOME LOAN MORTGAGE CORP. REMIC           N/A    07/15/2006          10,768         198,230 (b)
FEDERAL NATIONAL MORTGAGE ASSOC                 6.000%  05/01/2001         129,073         132,265
FEDERAL NATIONAL MORTGAGE ASSOC. REMIC           N/A    11/25/2006          56,257          55,630 (b)
FEDERAL HOME LOAN MORTGAGE CORP. REMIC           N/A    09/15/2005           1,778          49,652 (b)
                                                                     -------------   -------------
     Total U.S. Government and Agency Debt Obligations               1,227,982,254   1,218,997,694
                                                                     -------------   -------------
Loans to Participants
---------------------
VARIOUS                                     6.72-12.5%  1 month to     437,568,379     437,568,379
                                                          15 years   -------------   -------------
Corporate Bonds and Notes - Preferred
-------------------------------------
AT + T UNIVERSAL CARD MASTER TRUST              5.950%  10/17/2002      14,513,104      14,222,980
CHEMICAL MASTER CREDIT CARD TRUST I             5.550%  09/15/2003      12,609,648      12,499,718
PREMIER AUTO TRUST                              5.770%  01/06/2002       9,749,983       9,722,505
FLEET CREDIT CARD LLC                           6.450%  10/30/2000       9,784,377       9,716,265
CALIFORNIA INFRASTRUCTURE                       6.160%  06/25/2003       9,802,062       9,682,288
CARCO AUTO LOAN MASTER TRUST                    5.650%  03/15/2003       9,732,628       9,627,534
CIT RV TRUST                                    5.780%  07/15/2008       9,738,237       9,548,244
DISCOVER CARD MASTER TRUST I                    5.750%  10/16/2003       9,753,848       9,545,683
DISCOVER CARD MASTER TRUST I                    5.900%  10/15/2004       9,733,601       9,505,859
DISCOVER CARD MASTER TRUST I                    5.300%  08/15/2004       9,679,917       9,365,024
PREMIER AUTO TRUST                              5.780%  04/08/2003       9,390,094       9,116,906
MONSANTO CO                                     5.375%  12/01/2001       9,161,421       8,914,944

See accompanying notes to Schedule of Assets on page 18.

                                                                     (continued)

                                       14
                                                                      Schedule I

                        GE SAVINGS AND SECURITY PROGRAM

            Form 5500, Schedule H, Line 4i - Schedule of Assets Held
                       for Investment Purposes, continued
                     Assets Held at the End of the Plan Year

Description
-----------                                    Rate of
                                               Interest  Maturity         Cost           Market
                                               --------  --------         ----           ------
Corporate Bonds and Notes - Preferred (continued)
-------------------------------------------------
TYCO INTERNATIONAL LTD                          6.500%  11/01/2001      $8,859,446      $8,587,843
PREMIER AUTO TRUST                              6.270%  04/08/2003       6,976,700       6,931,213
DISCOVER CARD MASTER TRUST I                    5.800%  09/16/2003       6,975,797       6,930,000
FORD MOTOR CREDIT CORP                          6.500%  02/28/2002       6,051,668       5,937,000
FORD MOTOR CREDIT CORP                          5.650%  10/15/2001       5,372,587       5,362,795
MCI WORLDCOM INC                                6.125%  08/15/2001       4,981,217       4,896,491
CITIBANK CREDIT CARD MASTER TRUST I             5.850%  04/10/2003       4,787,574       4,645,621
MERRILL LYNCH + CO                              5.710%  01/15/2002       4,505,225       4,467,122
MORGAN STANLEY DEAN WITTER & CO                 7.125%  01/15/2003       4,399,039       4,396,524
AMERICAN EXPRESS MASTER TRUST                   5.375%  07/15/2001       4,238,903       4,173,789
GREEN TREE FINANCIAL CORP                       6.900%  04/15/2018       4,265,289       4,163,514
CARNIVAL CORP                                   5.650%  10/15/2000       3,989,391       3,962,760
MBNA MASTER CREDIT CARD TRUST II                6.723%  10/15/2003       3,007,969       3,008,430
ELECTRONIC DATA SYSTEMS CORP                    6.850%  05/15/2000       2,999,796       3,006,600
BANK ONE CORP                                   6.400%  08/01/2002       2,897,291       2,850,874
PROVIDENT BANK HOME EQUITY LOAN TRUST           7.180%  04/21/2013       2,329,031       2,293,878
CAPITAL AUTO RECEIVABLES ASSET                  5.580%  06/15/2002       1,999,646       1,958,125
ADVANTA MORTGAGE LOAN TRUST CORP                6.300%  07/25/2025       1,976,017       1,936,843
LG&E CAPITAL CORP                               5.750%  11/01/2001       1,525,000       1,491,465
CAPITAL ASSET RESEARCH FUNDING LP               6.400%  12/15/2004       1,449,275       1,440,829
                                                                       -----------     -----------
     Total Corporate Bonds and Notes - Preferred                       207,235,781     203,909,666
                                                                       -----------     -----------
Corporate Bonds and Notes - All Other
-------------------------------------
CLEVELAND ELECTRIC CO. TOLEDO EDISON            7.190%  07/01/2000       5,890,950       5,798,208
FEDERATED DEPARTMENT STORES INC                 6.125%  09/01/2001       4,479,974       4,402,630
PETROLEOS MEXICANOS                             7.600%  06/15/2000       4,000,000       3,997,280
USA WASTE SERVICES INC                          6.125%  07/15/2001       3,995,603       3,807,000
RAYTHEON CO                                     5.950%  03/15/2001       3,746,214       3,688,988
CONSECO INC                                     6.400%  06/15/2001       3,478,038       3,374,452

See accompanying notes to Schedule of Assets on page 18.

                                                                     (continued)

                                       15
                                                                      Schedule I

                        GE SAVINGS AND SECURITY PROGRAM

            Form 5500, Schedule H, Line 4i - Schedule of Assets Held
                       for Investment Purposes, continued
                     Assets Held at the End of the Plan Year

Description
-----------                                    Rate of
                                               Interest  Maturity         Cost           Market
                                               --------  --------         ----           ------
Corporate Bonds and Notes - All Other (continued)
-------------------------------------------------
KOREA DEVELOPMENT BANK                          9.600%  12/01/2000      $3,060,601      $3,048,750
TIME WARNER PASS-THROUGH ASSET TRUST            6.100%  12/30/2001       2,149,674       2,097,564
NIAGARA MOHAWK POWER CORP                       9.500%  06/01/2000       2,022,428       2,022,220
KROGER CO                                       6.340%  06/01/2001       1,927,881       1,910,374
US WEST CAPITAL FUNDING INC                     6.875%  08/15/2001       1,698,220       1,684,445
GEORGIA-PACIFIC GROUP                           9.950%  06/15/2002       1,639,609       1,629,836
WESTINGHOUSE ELECTRIC CORP                      8.875%  06/01/2001         923,861         920,322
                                                                       -----------     -----------
     Total Corporate Bonds and Notes - All Other                        39,013,053      38,382,069
                                                                       -----------     -----------
     Total Corporate Bonds and Notes                                   246,248,834     242,291,735
                                                                       -----------     -----------

See accompanying notes to Schedule of Assets on page 18.

                                                                     (continued)

                                       16
                                                                      Schedule I

                         GE SAVINGS AND SECURITY PROGRAM

            Form 5500, Schedule H, Line 4i - Schedule of Assets Held
                       for Investment Purposes, continued
                     Assets Held at the End of the Plan Year

Description
-----------
                                              Units          Cost             Market
                                              -----          ----             ------
U.S. Savings Bonds (Series E and EE)
------------------------------------
1960 US SAVINGS BOND E SERIES                  72    $       1,350      $      13,527
1961 US SAVINGS BOND E SERIES                  60            1,125             11,366
1962 US SAVINGS BOND E SERIES                 106            1,988             19,893
1963 US SAVINGS BOND E SERIES                 128            2,400             23,606
1964 US SAVINGS BOND E SERIES                 169            3,169             30,570
1965 US SAVINGS BOND E SERIES                 172            3,225             26,568
1970 US SAVINGS BOND E SERIES               1,084           20,325            145,618
1971 US SAVINGS BOND E SERIES               1,485           27,844            172,083
1972 US SAVINGS BOND E SERIES               1,841           34,519            209,535
1973 US SAVINGS BOND E SERIES               2,688           50,400            302,164
1974 US SAVINGS BOND E SERIES               4,251           79,706            456,660
1975 US SAVINGS BOND E SERIES               5,491          102,956            571,445
1976 US SAVINGS BOND E SERIES               7,015          131,531            704,525
1977 US SAVINGS BOND E SERIES               9,652          180,975            920,842
1978 US SAVINGS BOND E SERIES              15,597          292,444          1,200,338
1979 US SAVINGS BOND E SERIES              26,041          488,269          1,933,547
1980 US SAVINGS BOND EE SERIES             10,075          503,750          2,105,063
1981 US SAVINGS BOND EE SERIES             10,463          523,150          1,946,931
1982 US SAVINGS BOND EE SERIES             11,729          586,450          2,016,529
1983 US SAVINGS BOND EE SERIES             21,869        1,093,450          3,151,187
1984 US SAVINGS BOND EE SERIES             24,700        1,235,000          3,245,664
1985 US SAVINGS BOND EE SERIES             32,432        1,621,600          4,006,345
1986 US SAVINGS BOND EE SERIES             85,232        4,261,600          9,960,014
1987 US SAVINGS BOND EE SERIES             91,365        4,568,250          9,376,662
1988 US SAVINGS BOND EE SERIES            107,603        5,380,150         10,466,986
1989 US SAVINGS BOND EE SERIES            154,589        7,729,450         14,167,654
1990 US SAVINGS BOND EE SERIES            159,790        7,989,500         13,792,969
1991 US SAVINGS BOND EE SERIES            168,880        8,444,000         13,754,217
1992 US SAVINGS BOND EE SERIES            266,542       13,327,100         20,414,652
1993 US SAVINGS BOND EE SERIES            193,391        9,669,550         13,428,335
1994 US SAVINGS BOND EE SERIES            157,871        7,893,550         10,330,175
1995 US SAVINGS BOND EE SERIES             65,444        3,272,200          3,966,624
1996 US SAVINGS BOND EE SERIES                611           30,550             34,817
1997 US SAVINGS BOND EE SERIES            248,151       12,407,550         13,794,642
1998 US SAVINGS BOND EE SERIES            232,551       11,627,550         12,325,782
1999 US SAVINGS BOND EE SERIES            239,406       11,970,300         12,094,653
                                                       -----------        -----------
     Total US Savings Bonds (Series E and EE)          115,556,926        181,122,188
                                                       -----------        -----------

See accompanying notes to Schedule of Assets on page 18.

                                                                     (continued)

                                       17
                                                                      Schedule I

                        GE SAVINGS AND SECURITY PROGRAM

            Form 5500, Schedule H, Line 4i - Schedule of Assets Held
                       for Investment Purposes, continued
                     Assets Held at the End of the Plan Year

Description
-----------
Short Term Money Market Instruments
-----------------------------------
                                               Rate of
                                               Interest  Maturity         Cost           Market
                                               --------  --------         ----           ------

Interest Bearing Time Deposits and Commercial Paper
---------------------------------------------------
DRESDNER BANK AG                                5.810%  02/28/2000    $103,373,226    $103,373,226
SOCIETE GENERALE NORTH AMERICA INC              5.810%  02/25/2000      97,685,143      97,685,143
MERRILL LYNCH & CO. INC                         5.850%  02/04/2000      96,285,070      96,285,070
HALIFAX BUILDING SOCIETY                        5.780%  02/22/2000      84,022,599      84,022,599
DEUTSCHE BANK AG                                6.080%  01/14/2000      82,000,000      82,000,000
BANK OF NOVA SCOTIA                             5.910%  03/15/2000      77,694,534      77,694,534
ROYAL BANK OF CANADA                            4.750%  01/03/2000      75,370,000      75,370,000
REPUBLIC NATIONAL BANK NEW YORK NY              5.250%  01/03/2000      75,130,000      75,130,000
BANK OF AMERICA                                 6.040%  01/07/2000      69,499,966      69,499,966
MORGAN STANLEY DEAN WITTER                      5.920%  01/12/2000      69,374,282      69,374,282
FIRST UNION CORP                                6.002%  01/31/2000      69,023,034      69,023,034
ABBEY NATIONAL PLC                              5.800%  02/29/2000      67,799,345      67,799,345
MORGAN (J.P.) & CO. INC                         5.970%  01/14/2000      65,857,715      65,857,715
CREDIT SUISSE                                   5.930%  01/10/2000      65,253,119      65,253,119
BAYERISCHE HYPOTHEKEN BANK                      6.090%  01/28/2000      63,300,000      63,300,000
BAYERISCHE HYPOTHEKEN BANK                      6.060%  01/10/2000      50,000,000      50,000,000
WORLD BANK                                      5.540%  01/31/2000      42,306,094      42,306,094 (a)
RABOBANK USA FINANCIAL CORP                     4.500%  01/03/2000      22,570,000      22,570,000
CANADIAN IMPERIAL BANK OF COMMERCE              4.875%  01/03/2000       2,860,000       2,860,000
UBS FINANCE DELAWARE INC                        5.930%  03/30/2000         847,392         847,392
                                                                     -------------   -------------
     Total Interest Bearing Time Deposits and Commercial Paper       1,280,251,519   1,280,251,519

Short-Term Investment Fund
--------------------------
GEI SHORT TERM INVESTMENT FUND                Variable      N/A         13,201,738      13,201,738

Non-Interest Bearing Cash
-------------------------
NON-INTEREST BEARING CASH                         N/A       N/A             80,988          80,988
                                                                     -------------   -------------
     Total Short-Term Money Market Instruments                       1,293,534,245   1,293,534,245
                                                                     -------------   -------------

See accompanying notes to Schedule of Assets on page 18.

                                                                     (continued)

                                       18
                                                                      Schedule I

                        GE SAVINGS AND SECURITY PROGRAM

            Form 5500, Schedule H, Line 4i - Schedule of Assets Held
                       for Investment Purposes, continued
                     Assets Held at the End of the Plan Year

Description
-----------                                    Rate of
                                               Interest  Maturity         Cost           Market
                                               --------  --------         ----           ------
Loans Secured by Mortgages
--------------------------
ASSET SECURITIZATION CORP                       6.500%  02/14/2041     $10,757,128     $10,487,112
GS MORTGAGE SECURITIES CORP                     6.940%  07/13/2030       8,362,107       8,171,591
VORNADO FINANCE CORP                            6.360%  12/01/2000       2,003,438       1,993,750
LEHMAN FHA TITLE I LOAN TRUST                   7.300%  05/25/2017         901,781         900,970
DLJ COML MORTGAGE ACCEPTANCE CORP               6.783%  02/08/2000
                                                                           613,135         612,751
                                                                   --------------- ---------------
     Total Loans Secured by Mortgages                                   22,637,589      22,166,174
                                                                   --------------- ---------------
         Total Investments                                         $15,126,152,922 $32,319,261,388
                                                                   =============== ===============

Notes to Schedule of Assets
---------------------------

(a)  These are discounted instruments. The indicated rate of interest represents effective yield.

(b)  These are interest only and principal only investments. The rate of interest is not applicable.

                                       19

                                                                     Schedule II

                         GE SAVINGS AND SECURITY PROGRAM

      Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 1999

A.   Single Transaction in Excess of 5% ($1,213,409,450) of the Current Value of
     Plan Assets at the Beginning of the Plan Year: NONE

B.   Series of Non-Security Transactions With the Same Party, Aggregating over
     5% ($1,213,409,450) of Current Value of Plan Assets at the Beginning of the
     Year: NONE

C.   Series of Transactions with Respect to Securities of the Same Issuer,
     Aggregating over 5% ($1,213,409,450) of the Current Value of Plan Assets at
     the Beginning of the Plan Year: NONE

D.   Securities Transactions within the Plan Year with or in Conjunction with a
     Person in an Amount in Excess of 5% ($1,213,409,450) of the Current Value
     of Plan Assets at the Beginning of the Plan Year: NONE